Mail Stop 3561

January 10, 2008

Russell F. Coleman
A. H. Belo Corporation
P.O. Box 655237
Dallas, Texas 75265-5237

  Re: **A. H. Belo Corporation**
    Amendment No. 2 to Registration Statement on Form 10
    Filed January 4, 2008
    File No. 001-33741

Dear Mr. Coleman:

  We have reviewed your responses to the comments in our letter dated December 18, 2007 and have the following additional comment.

Summary and Selected Financial Data, pages 10 and 41

1. We have reviewed your response to prior comments 6 and 8 regarding the presentation of the non-GAAP measure, "combined EBITDA." We further note your revisions in the document to remove this non-GAAP measure, other than from within Summary and Selected Financial Data. We suggest that you further expand the discussion under "Financing Arrangements" on page 35 and the last paragraph under "Financing Cash Flows" on page 53 to specifically disclose that "combined EBITDA," subject to certain adjustments, is used as a measure in certain *material financial* covenants of the revolving credit facility agreement. [Reference is made to your disclosure in footnote (d) to the tables on pages 10 and 41; *emphasis added*]. Also, as "combined EBITDA" is used here as a measure of liquidity, please revise your table reconciliations under "Other data" on pages 10 and 41, to reconcile "combined EBITDA" to "cash provided by operations" as shown in the combined statements of cash flows, rather than "net earnings (loss)." Alternatively, if the aforementioned covenants are not considered material or if information about the covenants is not material to an investor's understanding of your financial condition and/or liquidity, you should delete the presentation of "combined EBITDA" on pages 10 and 41. In this regard, we note your disclosure on page 35 that you expect to have no borrowings under the Credit Agreement at the time of the distribution. Therefore, it appears that your covenants are not material at this time and your presentation of "combined EBITDA" should be

deleted. For additional guidance, see Question and Answer 10 of the staff's outline, Frequently Asked Questions Regarding the Use of Non-GAAP Measures, dated June 13, 2003.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director